UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒ ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION INVESTMENT
AND STOCK OWNERSHIP PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

P.O. Box 460, The Commons
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Tompkins Financial Corporation
   Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Investment and Stock Ownership Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Elmira, New York
June 25, 2008

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2007	2006

ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$5,811,115	$6,950,759
Mutual funds	28,829,566	22,248,081
Participant notes receivable	878,413	755,101

TOTAL INVESTMENTS	35,519,094	29,953,941

Cash	8,273	—
Accrued income receivable	15,554	14,235
Participant contributions receivable	316,988	303,949

TOTAL ASSETS	35,859,909	30,272,125

LIABILITIES
Due to sponsor	—	22,534
Other liabilities	—	15,508

TOTAL LIABILITIES	—	38,042

NET ASSETS AVAILABLE FOR BENEFITS	$35,859,909	$30,234,083

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,

	2007	2006

ADDITIONS
Additions to net assets attributed to:
Investment income:
Dividends	$2,003,912	$975,401
Net appreciation in fair value of investments	383,748	1,558,118
Participant note interest	56,398	41,290

	2,444,058	2,574,809

Contributions:
Employer	1,122,873	951,645
Participant	2,730,308	2,244,108
Rollover	422,955	68,243

	4,276,136	3,263,996

Transfer from Tompkins Financial Corporation Employee Stock Ownership Plan	311,487	207,652
Transfer from AM&M Retirement and Savings Plan	2,370,955	—

TOTAL ADDITIONS	9,402,636	6,046,457

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,776,810	2,571,376

TOTAL DEDUCTIONS	3,776,810	2,571,376

NET INCREASE	5,625,826	3,475,081

Net assets available for benefits at beginning of year	30,234,083	26,759,002

NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$35,859,909	$30,234,083

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trust Department of Tompkins Trust Company is the Plan’s Trustee. All investments of the Plan are participant directed.

Eligibility

All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting

Participants are immediately vested in all contributions and earnings thereon.

Contributions

Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Board approved a 2% and 3% contribution for 2007 and 2006, respectively.

Participant notes receivable

Loans may be made to participants for a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the current prime rate published by the Wall Street Journal at the time of the loan. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years. Participants are limited to having no more than two loans outstanding at any given time.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2007 AND 2006

NOTE A: DESCRIPTION OF PLAN, Cont’d

Diversification and transfers

Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2007 and 2006, participants transferred $311,487 and $207,652, respectively.

Participants’ accounts

Each participant’s account is credited with the participant’s elective deferral, an allocation of the Company’s matching and discretionary contributions and allocation of plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of benefits

Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices. The investment in Tompkins Financial Corporation’s common stock is valued at December 31, 2007 and 2006 at the market value as listed on the American Stock Exchange for publicly traded securities. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses

The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2007 AND 2006

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	December 31,

	2007	2006

	Fair value at end of year	Fair value at end of year

Tompkins Financial Corporation common stock	$5,811,115	$6,950,759
Mutual funds:
Wright Major Blue Chip	2,918,699	3,597,770
Wright Selected Blue Chip	—	4,542,604
Wright International Blue Chip	2,455,704	—
Federated Prime Obligations	2,681,930	2,891,269
Federated Kaufmann	6,532,287	—
American Century Ultra	—	2,024,075
American Century International Growth	—	2,394,101
Janus Enterprise Fund	—	2,687,691
Janus Advisor Forty	2,304,013	—
Other	11,936,933	4,110,571

	28,829,566	22,248,081

Participant notes receivable	878,413	755,101

	$35,519,094	$29,953,941

The investments appreciated (depreciated) in fair value as follows:

	Year ended December 31,

	2007	2006

Tompkins Financial Corporation common stock	$(915,878)	$729,552
Mutual funds	1,299,626	828,566

	$383,748	$1,558,118

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2007 AND 2006

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated January 13, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE F: TRANSACTIONS WITH PARTIES-IN-INTEREST

Tompkins Financial Corporation is the Plan sponsor and the Trust Department of Tompkins Trust Company acts as trustee for the Plan’s assets. In addition, the Plan invests in Tompkins Financial Corporation common stock which represents approximately 16% and 23% of net assets at December 31, 2007 and 2006, respectively.

NOTE G: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

NOTE H: TRANSFER FROM OTHER PLAN

On February 2, 2007, net assets of $2,370,955 from the AM&M Financial Services, Inc. Retirement and Savings Plan were merged into the Plan. Additionally, effective January 1, 2007, all employees of AM&M Financial Services, Inc. were eligible to participate in the Plan.

NOTE I: PLAN AMENDMENT

Effective May 31, 2007, the name of the Plan was changed from the Tompkins Trustco, Inc. Investment and Stock Ownership Plan to the Tompkins Financial Corporation Investment and Stock Ownership Plan.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2007 AND 2006

NOTE J: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,

	2007	2006

Net assets available for benefits per the financial statements	$35,859,909	$30,234,083

Less: participant contributions receivable	(316,988)	(303,949)

Net assets available for benefits per Form 5500	$35,542,921	$29,930,134

          The following is a reconciliation of participant contributions per the financial statements to Form 5500:

	Year ended December 31,

	2007	2006

Participant contributions per the financial statements	$2,730,308	$2,244,108

Add: prior year participant contribution receivable	303,949	364,040

Less: current year participant contribution receivable	(316,988)	(303,949)

Participant contributions per the Form 5500	$2,717,269	$2,304,199

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent of when the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN
EIN: 16-1601018
PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2007

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	Tompkins Financial Corporation	149,771 shares of common stock	$5,811,115

	Mutual funds:
	Federated Prime Obligations Fund	2,681,930 units	2,681,930
	Pimco Commodity Real Return	40,659 units	656,232
	Alpine Intl Real Estate Eq	10,232 units	400,898
	Amer Fds Capwld Gr Fd	11,395 units	507,514
	Amer Europac Gr Fd	14,720 units	738,332
	Pimco Emerging Mkts Bds Fd	16,090 units	171,839
	Russell Emerging Markets S	16,816 units	379,873
	Amer Fds Small Cap World Fd	10,861 units	441,053
	Wright Intl Bl Chip Eq Fd	109,288 units	2,455,704
	Federated Kaufmann Cl K	1,048,521 units	6,532,287
	Neuberger Berman Genesis Adv	11,162 units	321,362
	Goldman Sachs Lrg Cap Value	33,931 units	466,555
	Amer Fds Growth Fund	38,309 units	1,293,314
	Amer Fds Investment Co of Amer	36,600 units	1,204,496
	Janus Advisor Forty Fund	55,572 units	2,304,013
	Russell Quantitative Eq-S	28,570 units	1,097,660
	Wright Major Blue Chip	201,012 units	2,918,699
	Russell Real Estate S	10,269 units	405,411
	Federated Total Return Bond Fund	65,657 units	702,532
	Pimco Foreign Bond Hedged	56,766 units	580,151
	Pimco Total Return Fund	53,209 units	568,808
	Pimco Low Duration Fd Admin	4,374 units	44,220
	Western Asset Core Pl Bd PTF	52,910 units	539,155
	Pimco Real Return Bond Admin	64,386 units	705,666
	Wright Current Income Fund	74,230 units	711,862

	Participant notes receivable	4.0% - 9.25%	878,413

		TOTAL INVESTMENTS	$35,519,094

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 27, 2008	By:	/s/ FRANCIS M. FETSKO

Francis M. Fetsko Executive Vice President and Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP